Via Facsimile and U.S. Mail
Mail Stop 6010

March 5, 2008

Zan Guerry
Chairman and Chief Executive Officer
Chattem, Inc.
1715 West 38th Street
Chattanooga, TN 37409

      Re: Chattem, Inc.
               Form 10-K for the Fiscal Year Ended November 30, 2007
               File No. 000-05905

Dear Mr. Guerry

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filings, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for year ended November 30, 2007

Notes to Consolidated Financial Statements

(9) Acquisition and Sale of Brands, page 66

1. The trademarks acquired from Johnson & Johnson represent material assets. So that a reader can better understand this asset, please disaggregate this asset by acquired brand.

2. Please tell us what consideration was given to recording customer relationship intangible assets for the acquired Johnson & Johnson brands. Please refer to EITF 02-17.

Item 15. Exhibits and Financial Statement Schedules

SIGNATURES

3. We note that your Form 10-K and the certification in Exhibit 31.2 were signed by Robert B. Long, Vice President, Finance. Instruction D to Form 10-K and Item 601(b)(31)(i) of Regulation S-K require that your Form 10-K and the certification be signed by the principal financial officer, controller or principal accounting officer. Please tell us whether Robert B. Long is the principal financial officer, controller or principal accounting officer and revise the disclosure accordingly.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Tabatha Akins, Staff Accountant at (202) 551-3658 or Joel Parker, Accounting Branch Chief at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Bryan Pitko, Staff Attorney at

(202) 551-3203 or Jeff Riedler, Assistant Director at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant